January 6, 2026

Kim McManus

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Ms. McManus:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to forty proposed new series of the Trust (each a “Fund” and collectively, the “Funds”). For your convenience, your comments are summarized below with the responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please revise the risks of each Underlying Security to include risks specific to the Underlying Security.

Response: The Registrant has amended the disclosure as requested. The revised disclosure is included as Appendix A hereto.

2.	Comment: With respect to SUI Investing Risk, please consider highlighting that SUI related investments are relatively new and historically have been subject to significant price volatility.

Response: The Registrant has added this disclosure under SUI Group Holdings Limited Investing Risk, which is included in Appendix A.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

KAREN A. ASPINALL  ●  PARTNER

11300 Tomahawk Creek Pkwy, Suite 310  ●  Leawood, KS 66211  ●  p: 949.629.3928

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  Practus.com

APPENDIX A

Oklo, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the utilities industry, OKLO faces risks that include, but are not limited to: it has not constructed any powerhouses or entered into any binding contract with any customer to operate a plant or deliver electricity or heat, and there is no guarantee that it will be able to do so in the future; it has limited experience in building and operating commercial nuclear power plants or plants that directly provides customers heat or power; powerhouses are expected to rely on high-assay low-enriched uranium (HALEU) and the company’s inability to access HALEU or recycled waste fuel will adversely affect its ability to manufacture fuel and to produce power; and it relies on a limited number of suppliers for certain materials and components and it may not be able to obtain sufficient materials to meet its manufacturing and operating needs. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40583, which can be accessed on the SEC’s website at www.sec.gov.

Critical Metals Corp. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the metals and mining industry, CRML faces risks that include, but are not limited to: substantial doubt regarding its ability to continue as a going concern absent additional financing; dependence on the successful negotiation and execution of binding offtake or sales agreements on commercially viable terms, which may not occur or may not result in favorable market outcomes; significant domestic and global competition; limited experience of its current management team operating a U.S. public company and delays in recruiting additional experienced personnel due to capital constraints; increased costs and administrative burdens associated with being a public company; and identified material weaknesses in internal control over financial reporting, including deficiencies related to segregation of duties, related-party transactions, accounting for payables, taxes, complex financial instruments, and cybersecurity, with no assurance that additional deficiencies will not be identified. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41973, which can be accessed on the SEC’s website at www.sec.gov.

USA Rare Earth, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the metals and mining industry, USAR faces risks that include, but are not limited to: its Stillwater Facility is under development and is not yet completed; it has not commenced producing and selling neo magnets, and has no history in commercial operations and the lack of commercial operations limits the accuracy of any forward-looking forecasts, prospects or business outlook or plans; it may not be able to generate positive cashflow from expected future business operations; until the Round Top Project is capable of satisfying the feedstock needs, if ever, the business is subject to the availability of rare earth oxide and metal feedstock, in quantities and prices that allow it to develop and commercially operate its Stillwater Facility; it may be adversely affected by fluctuations in demand for, and prices of, neo magnets, magnet materials, and necessary feedstock; the Round Top Project is at the exploration stage and the company has not commenced construction or commission of the mine nor related facilities, and the development of the Round Top Project into a producing mine is subject to a variety of risks, any number of which may cause the development of the Round Top Project into a producing mine to not occur, be delayed, or not result in the commercial extraction of minerals; and its recent acquisition of Less Common Metals resulted in a material decrease in its liquidity by spending a significant amount of cash on the purchase. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41711, which can be accessed on the SEC’s website at www.sec.gov.

Energy Fuels Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the oil, gas and consumable fuels industry, UUUU faces risks that include, but are not limited to: risks inherent in mineral exploration, development, mining, recovery, and processing activities; operational risks arising from factors such as operating and capital costs, variability in ore grades, equipment and labor availability and costs, labor disruptions, and compliance with government regulations; significant exposure to fluctuations in the market prices of uranium, vanadium, rare earth elements, and heavy mineral sands, which are cyclical and volatile; the risk that certain properties, projects, or facilities may not be economically viable at any time; and extensive environmental, health, safety, and other regulatory requirements at the international, federal, state, and local levels. For specific Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-36204, which can be accessed on the SEC’s website at www.sec.gov.

SEALSQ Corp. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the semiconductor industry, LAES faces risks that include, but are not limited to: the highly cyclical and competitive nature of the semiconductor industry; adverse macroeconomic conditions that may reduce demand for the company’s products; dependence on customer demand for end-market products, which can result in significant revenue volatility; risks related to the timely development and commercialization of new technologies and products, including quantum-resistant security solutions; and pricing pressure and product price erosion common in the semiconductor industry. In addition, the company’s treasury investments in certain digital assets, including Bitcoin, Ethereum, HBAR, and WeCan Tokens, have experienced and may continue to experience extreme volatility, and the speculative nature of such assets may result in material variability in future financial results not reflected in historical financial statements. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41709, which can be accessed on the SEC’s website at www.sec.gov.

Bitfarms Ltd. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, BITF faces risks that include, but are not limited to: it has a limited operating history; there is uncertainty relating to its evolving business model to stay current with the industry, which may or may not succeed; it is sensitive to the availability of financing opportunities, its economic dependence on regulated terms of service and electricity rate fluctuations; dependency on continued growth in blockchain and cryptocurrency usage; and the speculative and competitive nature of the cryptocurrency industry. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40370, which can be accessed on the SEC’s website at www.sec.gov.

Albemarle Corporation Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and chemicals industry, ALB faces risks that include, but are not limited to: its ability to secure raw materials and manage energy and input costs, and to pass cost increases through to customers on a timely basis; significant exposure to competition across its lithium, bromine, and catalysts businesses; risks that research and development efforts may not successfully address evolving customer needs or that competitors may develop superior products or technologies; operational hazards inherent in chemical manufacturing and natural resource extraction, which could result in injuries, property damage, production interruptions, or reputational harm; the risk that it may be unable to acquire, develop, or expand economically viable lithium reserves or successfully execute large-scale capital projects; exposure to environmental, health, safety, and other regulatory requirements in multiple jurisdictions; significant sensitivity to fluctuations in lithium and other commodity prices; and the need for substantial cash to service indebtedness and fund capital expenditures, with cash generation dependent on factors beyond the company’s control. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-12658, which can be accessed on the SEC’s website at www.sec.gov.

Freeport-McMoRan Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the metals and mining industry, FCX faces risks that include, but are not limited to: mining safety issues and catastrophic events inherent in underground and open-pit mining, which could result in fatalities, operational disruptions, litigation, and reputational harm; risks related to regulatory approvals, permitting, and contract extensions, including in Indonesia; potential increases in mandates for domestic processing in Indonesia; potential increases in local processing and refining requirements in certain jurisdictions; significant exposure to fluctuations and extended declines in the market prices of copper, gold, and molybdenum; and operational and technical risks associated with the development and transition to underground mining; and risks related to compliance with extensive environmental, health, and safety laws and regulations in multiple jurisdictions. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-11307-01, which can be accessed on the SEC’s website at www.sec.gov.

Ondas Holdings Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the communications equipment industry, ONDS faces risks that include, but are not limited to: a history of significant operating losses and no assurance of achieving or sustaining profitability; risks related to integrating acquired businesses and technologies; dependence on the ability to retain existing customers and acquire new customers amid long sales cycles; the early-stage nature of its technology, products, and services, which have had limited large-scale deployment; reliance on regulatory approvals and certifications for its wireless and autonomous drone solutions; and the need to raise additional capital, which may result in dilution or increased leverage. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-39761, which can be accessed on the SEC’s website at www.sec.gov.

POET Technologies Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the semiconductor industry, POET faces risks that include, but are not limited to: a history of operating losses and no assurance of achieving or sustaining profitability; the need for additional capital to fund operations and scale commercialization, which may result in dilution; risks associated with executing its fab-light manufacturing model and scaling production of its Optical Interposer platform to meet customer demand; limited commercial revenue and the risk that customers may not adopt its technology; dependence on third-party manufacturing partners; and a material weakness in internal control over financial reporting related to its financial close process. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41319, which can be accessed on the SEC’s website at www.sec.gov.

United States Antimony Corporation Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the metals and mining industry, UAMY faces risks that include, but are not limited to: a history of operating losses and no assurance of achieving profitability; reliance on external financing and uncertainty regarding the availability of capital on acceptable terms; the speculative nature of mineral exploration, development, and production, which may not be economically viable; operational and safety risks inherent in mining and processing activities; dependence on a limited number of customers; constraints on the supply of antimony ore, including reliance on non-domestic sources and the economic viability of new suppliers; regulatory and permitting risks that could delay or prevent project development or fulfillment of contractual obligations; exposure to evolving environmental, health, and safety regulations; and significant sensitivity to volatility and extended declines in antimony and other metal prices. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-08675, which can be accessed on the SEC’s website at www.sec.gov.

American Express Company Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the consumer finance industry, AXP faces risks that include, but are not limited to: high sensitivity to discretionary spending in travel and entertainment sectors; intense competition from bank-issuers and digital-first payment platforms; the rising cost of card member loyalty, where increased rewards and engagement expenses may outpace revenue growth and compress margins; dependency on key co-brand partners, particularly in the airline industry; credit and delinquency risks within a growing, younger card member base; regulatory headwinds affecting fee structures and merchant discount rates; and geopolitical or cybersecurity incidents that could disrupt our global integrated payment network. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 1-7657, which can be accessed on the SEC’s website at www.sec.gov.

Uranium Energy Corp. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the oil, gas and consumable fuels industry, UEC faces risks that include, but are not limited to: its operations are capital intensive and will require significant additional financing to acquire additional mineral projects and continue with exploration, pre-extraction and extraction activities on existing projects; any failure to successfully develop and/or ramp-up operations on its projects may adversely affects financial condition and operating results; exploration programs may not result in the establishment of ore bodies that contain commercially recoverable uranium; estimated costs of future reclamation obligations may be significantly exceeded by actual costs incurred in the future; there is no public market for uranium and selling the uranium may take extended periods of time, which could have a material adverse effect on financial condition; and there is no certainty that any estimates of future uranium extraction and recovery will be achieved. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-33706, which can be accessed on the SEC’s website at www.sec.gov.

Corning Incorporated Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the electronic equipment, instruments and components industry, GLW faces risks that include, but are not limited to: inflationary price pressures and uncertain availability of commodities, raw materials, utilities, labor or other inputs used by us and our suppliers, or instability in logistics and related costs, among other factors, could negatively impact profitability; supply chain disruptions, manufacturing interruptions or delays, or the failure to accurately forecast customer demand, could affect its ability to meet customer demand, lead to higher costs, or result in excess or obsolete inventory; if it is unable to obtain the necessary equipment, raw and batch materials, natural resources, utilities and other essentials required in its products or processes, its business will be negatively impacted; Corning’s Display Technologies segment generates a significant amount of its profits and cash flow and any significant decrease in display glass pricing, volume or market share could have a material and negative impact on financial results; a concentrated customer base and future sales and cash flows could be negatively impacted by the actions or loss of one or more key customers; and its ability to successfully manage the costs and operational complexities of rapidly ramping production to meet surging demand for new Gen AI connectivity and solar products. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 1-3247, which can be accessed on the SEC’s website at www.sec.gov.

Gilead Sciences, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the biotechnology industry, GILD faces risks that include, but are not limited to: its financial results are subject to the impact of the Medicare Part D redesign implemented in 2025, which increases manufacturer liability for drug costs and may create margin headwinds, particularly for its HIV franchise; its future growth depends on the successful development, approval and commercializing of new products and the expansion of indications for existing products; intense competition from global pharmaceutical and biotechnology companies, including generic drug manufacturers; pricing, reimbursement, and access pressures from government programs and other third-party payers, including required discounts and rebates; the risk of clinical trial failures or delays; and the risk of failing to obtain or maintain regulatory approvals or comply with applicable laws and regulations. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 000-19731, which can be accessed on the SEC’s website at www.sec.gov.

Plug Power Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the electrical equipment industry, PLUG faces risks that include, but are not limited to: it has incurred losses and anticipates continuing to incur losses; it may be unable to successfully execute and operate the hydrogen production projects and such projects may cost more and take longer to complete than expected; products and performance depend largely on the availability of hydrogen and recent insufficient supplies of hydrogen could negatively affect sales and deployment of products and services; volatile commodity prices and shortages may adversely affect its gross margins and financial results; its ability to source parts and raw materials from its suppliers could be disrupted or delayed in the supply chain, which could adversely affect the results of operations; and its decision to temporarily suspend activities related to a Department of Energy (“DOE”) loan facility could adversely affect its access to low-cost capital, delay project execution, and expose the company to potential termination or modification of the DOE loan guarantee. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 1-34392, which can be accessed on the SEC’s website at www.sec.gov.

Denison Mines Corp. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the oil, gas and consumable fuels industry, DNN faces risks that include, but are not limited to: anticipated negative operating cash flows and the need to raise significant additional capital to fund the construction and development of the Wheeler River project, which may not be available on acceptable terms; operational, technical and execution risks associated with the development and ramp-up of production at the McClean North deposit using the SABRE mining method; dependence on the receipt of final Federal Environmental Assessment and site license approvals for the Wheeler River project, which remain outstanding; exposure to cost overruns, delays and other project execution risks; and sensitivity of project economics and operating results to volatility in uranium market prices. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41472, which can be accessed on the SEC’s website at www.sec.gov.

SLB N.V. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the energy equipment and services industry, SLB faces risks that include, but are not limited to: the cyclical nature of its business and its substantial dependence on customers’ capital and operating expenditures, which are influenced by oil and gas price volatility and broader economic conditions; risks associated with the successful integration of the ChampionX businesses following their acquisition by SLB; risks related to the execution, deployment, and market adoption of its digital and AI-enabled solutions, which may not achieve anticipated market traction; and risks arising from its global operations, regulatory environment, and exposure to geopolitical, environmental, and competitive pressures. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 1-4601, which can be accessed on the SEC’s website at www.sec.gov.

Red Cat Holdings, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the electronic equipment, instruments and components industry, RCAT faces risks that include, but are not limited to: a history of net losses and the expectation of continued losses in the near term; the need to raise additional capital to fund the expansion of its operations until profitability is achieved, and the risk that failure to obtain such capital could require the company to limit or curtail operations; reliance on U.S. government contracts and related procurement risks; the need for continued investment in research and development and the risk of technical problems or development delays; risks related to customer satisfaction with technical support, firmware, and software updates; risks associated with the use of open-source software, including potential litigation; the identification of a material weakness in internal control over financial reporting and the possibility of additional material weaknesses in the future; and risks related to the accurate and timely reporting of financial results. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40202, which can be accessed on the SEC’s website at www.sec.gov.

DeFi Development Corp. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the consumer finance industry, DFDV faces risks that include, but are not limited to: the impact of volatility in the market prices of digital assets held in its treasury on its financial results and the market price of its common stock; the limited liquidity of digital assets compared to cash and cash equivalents, which may restrict their usefulness as a source of liquidity; operational, custody, and counterparty risks arising from its SOL treasury strategy and its reliance on third-party service providers such as banks, insurers, and auditors; risks associated with being a growing company with a limited operating history; reliance on a narrow set of services, including products that remain in development or prototype stages and may never become operational; dependence on transaction-based revenue that is not subject to long-term contracts and is sensitive to economic conditions; and the risk that declines in transaction fee revenue could materially adversely affect its financial condition and results of operations. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41748, which can be accessed on the SEC’s website at www.sec.gov.

Newsmax Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the media industry, NMAX faces risks that include, but are not limited to: a history of losses and the risk that it may not achieve or sustain profitability, as well as the possibility that its efforts to maintain or improve liquidity may not be successful; changes in consumer behavior, evolving technologies, and shifts in distribution platforms that could adversely affect its business and operating results; declines in advertising expenditures that could significantly reduce revenues; and dependence on a limited number of distribution partners, such that the failure to enter into or renew carriage and affiliation agreements on favorable terms, or at all, could materially harm its business, financial condition, or results of operations. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-42575, which can be accessed on the SEC’s website at www.sec.gov.

Forward Industries, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the electronic equipment, instruments and components, FWDI faces risks that include, but are not limited to: significant exposure to volatility in the market price of SOL tokens; the limited liquidity of digital assets compared to cash and cash equivalents, which may restrict their usefulness as a source of liquidity and limit financial flexibility; operational, technical, and network-related risks associated with staking and managing a large SOL treasury, including potential system failures or disruptions to the Solana network; a history of recurring losses and substantial doubt regarding the company’s ability to continue as a going concern; and risks related to its legacy operations, including reliance on a limited number of customers, such that the loss or reduction of orders could materially impact revenues. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-34780, which can be accessed on the SEC’s website at www.sec.gov.

Beyond Meat, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the food products industry, BYND faces risks that include, but are not limited to: a history of recurring losses and ongoing liquidity pressures; intense competition in the plant-based meat category; adverse and uncertain economic and political conditions in the United States and international markets, including inflationary pressures and potential trade restrictions or tariffs affecting raw materials, ingredients, and finished goods; risks related to food safety incidents or product mislabeling; dependence on a limited number of key products, including the Beyond Burger; changing consumer preferences and the risk of failing to innovate or respond to emerging trends; and volatility in the cost of ingredients, packaging, and production. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-38879, which can be accessed on the SEC’s website at www.sec.gov.

HIVE Digital Technologies Ltd. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, HIVE faces risks that include, but are not limited to: volatility in cryptocurrency prices, which may materially affect revenues and the value of digital assets held on its balance sheet; operational risks associated with large-scale data center and digital asset mining operations, including hardware failures, downtime, or disruptions to energy supply; risks related to the development, deployment, and market adoption of its HPC infrastructure for AI and machine learning workloads; concentration risks arising from reliance on a limited number of mining facilities or data center sites; and risks related to energy costs, availability, and sustainability associated with renewable and non-renewable power sources. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40398, which can be accessed on the SEC’s website at www.sec.gov.

Bit Digital, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, BTBT faces risks that include, but are not limited to: increasing reliance on WhiteFiber, a high-performance computing and GPU cloud business in which it holds a controlling ownership interest and which was separated into a standalone business in August 2025; substantial concentration of treasury assets in Ethereum, exposing the company to price volatility and technical, operational, and regulatory risks associated with ETH staking activities, including potential slashing events; a history of operating losses and significant non-cash gains or losses resulting from fluctuations in digital asset prices; the declining contribution and wind-down of its legacy Bitcoin mining operations; and risks associated with its transition to U.S. Domestic Issuer status, which may increase regulatory reporting, compliance costs, and internal control requirements. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-38421, which can be accessed on the SEC’s website at www.sec.gov.

TeraWulf, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, WULF faces risks that include, but are not limited to: its ability to successfully execute its HPC and AI infrastructure strategy, which may not perform as planned or achieve anticipated margins; significant leverage and debt service obligations arising from recent senior and convertible debt financings; substantial customer concentration risk related to its long-term hosting agreements with a limited number of counterparties; ongoing operational and construction risks related to the expansion of its Lake Mariner and Abernathy facilities, which could lead to cost overruns or delays in revenue commencement; challenges in global supply chains for high-density compute equipment; and to a lesser extent, risks associated with maintaining Bitcoin mining operations, including the ability to achieve targeted hash rates and managing power costs. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41163, which can be accessed on the SEC’s website at www.sec.gov.

Bitdeer Technologies Group Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, BTDR faces risks that include, but are not limited to: execution risks associated with the mass production of its proprietary SEALMINER ASIC hardware, where failure to meet efficiency targets could harm fleet profitability; risks related to the successful conversion and commercialization of its power infrastructure for HPC and AI data center use, its revenues and profitability being highly sensitive to fluctuations in the price of Bitcoin; its capital-intensive business model, which requires substantial and ongoing investment in mining equipment, data center facilities, and power infrastructure; and its reliance on access to low-cost electricity, such that increases in energy prices, supply constraints, or power interruptions could materially and adversely affect its operating results. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41163, which can be accessed on the SEC’s website at www.sec.gov.

Core Scientific, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, CORZ faces risks that include, but are not limited to: uncertainties and strategic consequences related to the recently terminated merger agreement with CoreWeave, which did not receive required shareholder approval; execution and capital-intensive risks associated with converting its facilities from Bitcoin mining to high-density colocation and HPC infrastructure; potential revenue variability during this strategic transition; reliance on a limited number of significant customers for its colocation and hosting revenues; and substantial financial leverage and stockholders’ deficit, which may constrain liquidity and financial flexibility. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40046, which can be accessed on the SEC’s website at www.sec.gov.

Hut 8 Corporation Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, HUT faces risks that include, but are not limited to: exposure to valuation volatility related to its majority ownership in American Bitcoin Corp., whose equity value may fluctuate significantly; concentration of assets in a substantial Bitcoin corporate treasury, which exposes its balance sheet to extreme asset price volatility; and risks associated with the use of leverage and credit facilities to finance energy and digital infrastructure investments, including increased sensitivity to market conditions, liquidity constraints, and refinancing risk. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41864, which can be accessed on the SEC’s website at www.sec.gov.

BTCS, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the blockchain technology industry, BTCS faces material risks including: significant concentration in the Ethereum ecosystem, as its Ethereum-focused strategy and substantial ETH treasury expose its valuation and results of operations to fluctuations in the price, technical performance, and adoption of the Ethereum network; liquidity and liquidation risks arising from its capital strategies that utilize decentralized finance protocols to borrow against digital asset holdings, which may result in forced liquidations during periods of market volatility; execution and competitive risks within its block-building and validator operations, including the potential failure to effectively capture MEV or the occurrence of slashing events; and the risk of substantial shareholder dilution resulting from the use of equity issuances and convertible securities to finance operations and asset growth. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40792, which can be accessed on the SEC’s website at www.sec.gov.

Zscaler, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the software industry, ZS faces risks that include, but are not limited to: a history of annual net losses and the possibility that it may not be able to achieve or sustain profitability in the future, particularly as it increases investments in research and development to address the evolving AI-threat landscape; reliance on continued adoption of its cloud platform to drive growth, and the risk that its recent rapid revenue growth may not be indicative of future performance as the company scales toward its long-term financial targets; risks that customers may not renew subscriptions or expand usage of additional users and services, which could adversely affect operating results; significant risks related to the integration of the Red Canary and SPLX acquisitions, including the challenges of unifying disparate technical architectures and transitioning from a pure software-as-a-service model to a human-led managed detection and response and AI-governance service model; and risks associated with the rapid development of AI-specific protection tools; and any failures in its platform to detect or prevent security threats could harm to its reputation or financial condition. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-38413, which can be accessed on the SEC’s website at www.sec.gov.

CAVA Group, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the hotels, restaurants and leisure industry, CAVA faces risks that include, but are not limited to: operating in a highly competitive industry; its future growth depends on its ability to open new restaurants while managing its growth effectively and maintaining the company’s culture, and historical growth may not be indicative of our future growth; potential food safety issues and food-borne illnesses; the growth of the business, in part, depends on the ability to accurately predict guest trends and demand and successfully introduce new menu offerings and improve existing menu offerings; CAVA may not be able to successfully identify appropriate locations and develop and expand operations in existing and new markets; and new restaurants may not be profitable, and may negatively affect sales at our existing locations. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41721, which can be accessed on the SEC’s website at www.sec.gov.

The Gap, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the specialty retail industry, GAP faces risks that include, but are not limited to: its future growth depending in part on the successful reinvigoration of its brands; its ability to accurately anticipate apparel trends and changing consumer preferences; challenges in effectively managing inventory levels, fulfillment, and supply chain operations; exposure to higher sourcing and product costs resulting from tariffs and trade restrictions; and disruptions to its global supply chain arising from trade matters, geopolitical developments, or macroeconomic conditions. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 1-7562, which can be accessed on the SEC’s website at www.sec.gov.

Upexi, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the personal care products industry, UPXI faces risks that include, but are not limited to: significant exposure to the volatility of the market price of Solana (SOL), which constitutes a substantial portion of its treasury assets; regulatory uncertainty relating to digital assets and staking activities, which could adversely affect the company’s ability to manage or generate returns on its SOL holdings; liquidity constraints associated with SOL held in staking or other restricted arrangements that may limit the company’s ability to access cash; and technical, operational, or protocol-level risks within the Solana network, including potential slashing events. In addition, with respect to its legacy CBD business, UPXI faces risks related to evolving laws and regulations governing CBD products; uncertainty regarding consumer acceptance and market demand; reputational harm from adverse publicity; failure to respond effectively to changing consumer preferences; and potential product liability claims, any of which could materially adversely affect its business, financial condition, or results of operations. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40535, which can be accessed on the SEC’s website at www.sec.gov.

SUI Group Holdings Limited Investing Risk. As of the date of this prospectus, in addition to the risks associated with operating companies and companies pursuing digital asset strategies, SUI Group Holdings Limited faces risks that include, but are not limited to: SUI is a relatively new digital asset and historically has been subject to significant price volatility; significant exposure to the market price volatility of SUI tokens, which constitute a substantial portion of the company’s assets and could materially adversely affect its financial condition and results of operations; regulatory uncertainty surrounding digital assets, including potential changes in laws, regulations, or enforcement actions that could restrict the company’s ability to acquire, hold, stake, or dispose of SUI tokens; liquidity risks associated with digital assets, including limited or volatile trading markets and restrictions related to staking or network protocols that may limit the company’s ability to access cash when needed; operational and technical risks related to the SUI blockchain, including network disruptions, security vulnerabilities, protocol changes, or validator failures that could impair the value or usability of the company’s digital assets; risks associated with reliance on third-party custodians, validators, exchanges, or service providers; and risks arising from the company’s transition from its legacy specialty finance operations to a digital asset treasury strategy, including execution risk, limited operating history in its new business focus, and potential difficulty in attracting or retaining investors. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41472, which can be accessed on the SEC’s website at www.sec.gov.

Richtech Robotics, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the machinery industry, RR faces risks that include, but are not limited to: risks related to its transition to a Robotics-as-a-Service (RaaS) business model, which depends on generating long-term recurring revenue while requiring the company to retain ownership of robotic assets, resulting in increased capital requirements and balance-sheet exposure; execution risks associated with the development and commercialization of its advanced robotic platforms, where failure to achieve broad market or industrial-scale adoption could render significant research and development investments unrecoverable; dependence on third-party suppliers and technology providers, including providers of AI computing hardware and software platforms, where disruptions in availability, performance, or pricing could adversely affect operations; the risk that markets for service robotics develop more slowly than anticipated or that customer adoption and demand are lower than expected; and intense competition and rapid technological change within the service robotics industry, which may impair the company’s ability to compete effectively or maintain technological relevance. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-41866, which can be accessed on the SEC’s website at www.sec.gov.

XPeng Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the automobiles industry, XPEV faces risks that include, but are not limited to: its ability to successfully develop, deploy, and achieve market acceptance of advanced technologies, including autonomous driving systems, end-to-end models, and artificial intelligence–based applications; intense competition in China’s passenger vehicle market and potential cyclicality and volatility in demand for electric vehicles; risks related to the development of vehicle hardware and software, as well as the ability to scale production in a timely and cost-efficient manner; a history of significant operating losses and negative cash flows, which may continue in the future; risks associated with operating in China, including changes in political, economic, and social policies of the PRC government that could materially adversely affect its business and growth strategies; and uncertainties in the interpretation, application, and enforcement of PRC laws and regulations, which may result in increased compliance costs, legal risks, or operational restrictions. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-39466, which can be accessed on the SEC’s website at www.sec.gov.

Li Auto Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the automobiles industry, LI faces risks that include, but are not limited to: the competitive transition to a dual-track EREV and BEV strategy, where failure to successfully scale its i-series battery electric vehicles could adversely affect its market share; intense pricing pressure and commoditization in the EREV segment from new market entrants; exposure to new 2026 mandatory energy-consumption standards in China, which may affect tax-exemption eligibility for its heavier vehicle models; and risks related to product quality and recalls, which materially impacted financial results in 2025. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-39407, which can be accessed on the SEC’s website at www.sec.gov.

SkyWater Technology, Inc. Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the semiconductor industry, SKYT faces risks that include, but are not limited to: its ability to successfully integrate the recently acquired Fab 25 facility in Texas; defects or performance problems in the company’s products could result in loss of customers, reputational damage, and decreased revenue, and it may face warranty, indemnity, and product liability claims arising from defective products; if either of its semiconductor foundries is damaged or becomes inoperable, the company will be unable to develop or produce wafers in a timely manner, if at all, and business would be materially adversely affected; customers may cancel their orders, change production quantities, or delay production, and if the company fails to forecast demand accurately, it may incur supply shortages or lose revenue; the semiconductor industry has experienced rapid technological changes, and new technologies may prove difficult to commercialize or may not gain market acceptance, which may have a material adverse effect on demand for the company’s products and service offerings; dependence on U.S. government program funding, which is subject to unpredictable budget cycles and legislative delays; and a significant portion of the company’s sales comes from a limited number of customers, the loss of which, or the failure to meet the strict production volumes required by the contracts, would adversely affect its financial results. Additional risks include supply chain disruptions, cybersecurity or intellectual property breaches, competitive pressures, and environmental or regulatory compliance challenges. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 001-40345, which can be accessed on the SEC’s website at www.sec.gov.

O’Reilly Auto Parts Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. As of the date of this prospectus, in addition to the risks associated with operating companies and companies in the consumer discretionary industry, ORLY faces risks that include, but are not limited to: inflationary pressures on expenses, particularly rising labor and insurance costs, which may outpace our ability to implement price increases; adverse economic conditions that could reduce demand for automotive aftermarket products, limit access to credit, or negatively affect the financial condition of its customers and business partners, which could adversely impact business, results of operations, financial condition, and cash flows; the increasing complexity of the automotive fleet, which requires higher investment in specialized inventory and advanced diagnostic tools; intense competition in the automotive aftermarket business, which may require the company to make significant investments to remain competitive; reliance on key suppliers and products where disruptions, limited availability, or changes in trade policies, could materially affect operations; and risks related to changes in customer preferences, e-commerce competition, regulatory requirements and store expansion or performance. For additional Underlying Security risk information, please refer to the Underlying Security’s public filings by reference to the Underlying Security’s SEC file number 000-21318, which can be accessed on the SEC’s website at www.sec.gov.

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